Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231724

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 10 DATED MAY 22, 2020
TO
PROSPECTUS DATED DECEMBER 23, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated December 23, 2019, as supplemented by Supplement No. 1 dated December 23, 2019, Supplement No. 2 dated December 31, 2019, Supplement No. 3 dated January 31, 2020, Supplement No. 4 dated March 16, 2020, Supplement No. 5 dated March 19, 2020, Supplement No. 6 dated April 2, 2020, Supplement No. 7 dated April 13, 2020, Supplement No. 8 dated April 20, 2020 and Supplement No. 9 dated May 8, 2020 (as supplemented, the “Prospectus”). This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is to disclose:

•	our estimated net asset value (“NAV”) per share;

•	a change in our primary offering price;

•	a change in the offering price for our shares in our distribution reinvestment plan; and

•	information regarding our share repurchase program.

Estimated Net Asset Value Per Share

The following information supersedes and replaces the section of our Prospectus captioned “Calculation of Estimated Net Asset Value Per Share” beginning on page 69 of our Prospectus and all similar discussions throughout our Prospectus:

Overview

On May 20, 2020, our audit committee recommended, and our board of directors unanimously approved and established, an updated estimated per share NAV of the Company’s Class C and Class S common stock of $7.00 based on an estimated market value of the Company's assets less the estimated market value of the Company's liabilities, divided by the number of fully-diluted shares of Class C and Class S common stock outstanding as of April 30, 2020. There have been no material changes between April 30, 2020 and the date of this filing that would impact the overall estimated per share NAV. The estimated per share NAV as of April 30, 2020 will first appear on investor dashboards on May 23, 2020. This is the fourth time that our board of directors has determined an estimated per share NAV of the Company's common stock. Our board of directors previously determined an estimated per share NAV of the Company’s common stock of $10.27 as of December 31, 2019, $10.16 as of December 31, 2018 and $10.05 as of December 31, 2017. The Company intends to continue to publish an updated estimated per share NAV on at least an annual basis.

Process

Our audit committee, composed solely of three of the Company’s non-employee directors, is responsible for the oversight of the valuation process used to determine the estimated per share NAV of the Company’s common stock, including oversight of the valuation processes and methodologies used to determine the estimated per share NAV, the consistency of the valuation methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. In determining the estimated per share NAV of the Company’s Class C and Class S common stock, our audit committee and our board of directors considered information and analysis, including valuation materials that were provided by Cushman & Wakefield Western, Inc. (“Cushman & Wakefield”) and information provided by management. Cushman & Wakefield is an independent third-party real estate advisory and consulting firm that was engaged by the Company to develop an estimate of the fair value of the Company. Cushman & Wakefield developed an opinion of fair value of the real estate assets and real estate related liabilities associated with the Company’s properties. The valuation was performed in accordance with the provisions of the Institute for Portfolio Alternatives Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs.

Cushman & Wakefield's scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. Several members of the Cushman & Wakefield engagement team who certified the methodologies and assumptions applied by the Company hold a Member of Appraisal Institute (“MAI”) designation. Other than (i) its engagement as described herein, (ii) its previous engagements with the Company in connection with the determination of the estimated per share NAV of the Company’s common stock as of December 31, 2017, December 31, 2018 and December 31, 2019, (iii) its previous engagement with BRIX REIT, Inc. (“BRIX REIT”), a REIT advised by the Company, in connection with the determination of the estimated per share NAV of BRIX REIT’s common stock as of March 31, 2020, and (iv) its previous engagements with Rich Uncles Real Estate Investment Trust I (“REIT I”) in connection with the determination of the estimated per share NAV of REIT I’s common stock as of December 31, 2017 and December 31, 2018, Cushman & Wakefield does not have any direct interests in any transaction with the Company or our affiliates and has not performed any services for the Company or our affiliates other than Asset Allocation services pursuant to Accounting Standards Update No. 2017-01, Clarifying the Definition of a Business (ASU No. 2017-01) and Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (ASC Topic 805) and the real estate financial advisor services it provided on behalf of REIT I in connection with REIT I’s merger with the Company on December 31, 2019.

The materials provided by Cushman & Wakefield included a range of NAVs of the Company’s shares, and our audit committee believes that the use of the “Valuation Methodology,” as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore our audit committee and our board of directors determined to use the Valuation Methodology in establishing the estimated per share NAV. This Valuation Methodology is consistent with the Net Asset Value Calculation and Valuation Procedures adopted by our board of directors, including a majority of our independent directors. Based on these considerations, our audit committee recommended that our board of directors establish an estimated value of the Company’s Class C and Class S common stock, as of April 30, 2020, of $7.00 per share, which estimated value was within the $7.00 to $9.30 per share valuation range calculated by Cushman & Wakefield using the Valuation Methodology. Our audit committee recommended that our board of directors use the low end of the valuation range given the continued uncertainty regarding the impact of the COVID-19 pandemic on the economy, whether various state and county government authorities’ ongoing efforts to reopen businesses will be successful, consumer confidence regarding the safety of visiting retail establishments and returning to office environments and the impact on the Company’s real estate properties. Our board of directors unanimously agreed to accept the recommendation of our audit committee and approved $7.00 as the estimated per share NAV of the Company’s Class C and Class S common stock. Our board of directors is ultimately and solely responsible for the establishment of the per share estimated value.

Valuation Methodology

In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by the Company to value our assets, Cushman & Wakefield, among other things:

•	investigated numerous sales in the properties' relevant markets, analyzed rental data and considered the input of buyers, sellers, brokers, property developers and public officials;
•
reviewed and relied upon Company-provided data regarding the size, year built, construction quality and construction type of the properties in order to understand the characteristics of the existing improvements and underlying land;

•	reviewed and relied upon Company-provided balance sheet items such as cash and other assets, as well as debt and other liabilities;
•	relied upon a third-party pricing valuation of the advisory business that the Company acquired from BrixInvest, LLC on December 31, 2019, including the valuation of goodwill and intangibles;
•
researched the market by means of publications, public and private databases and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the properties; and

•	performed such other analyses and studies, and considered such other factors, as Cushman & Wakefield considered appropriate.

Cushman & Wakefield utilized two approaches in valuing the Company’s real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Cushman & Wakefield:

NAV Methodology - The NAV Methodology determines the value of the Company by determining the estimated market value of the Company's entity level assets, including real estate assets, and subtracting the market value of our entity level liabilities, including our debt. The materials provided by Cushman & Wakefield to estimate the value of the real estate assets were prepared using discrete estimations of "as is" market valuations for each of the properties in the Company's portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. Cushman & Wakefield also estimated the fair value of the Company's real estate related debt. Cushman & Wakefield then added the non-real estate related assets and subtracted non-real estate related liabilities. The resulting amount, which is the estimated NAV of the portfolio, is divided by the number of fully-diluted shares of Class C and Class S common stock outstanding to determine the estimated per share NAV.

Determination of Estimated Market Value of the Company’s Real Estate Assets Under the NAV Methodology

Income Capitalization Approach - The income capitalization approach first determines the income-producing capacity of a property by using contract rents on existing leases and by estimating market rent from rental activity at competing properties for the vacant space. Deductions are then made for vacancy and collection loss and operating expenses. The net operating income (“NOI”) developed in Cushman & Wakefield's analysis is the balance of potential income remaining after vacancy and collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the “Direct Capitalization Method”) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis. Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.

The following summarizes the range of capitalization rates Cushman & Wakefield used to arrive at the estimated market values of the Company’s properties valued using the Direct Capitalization Method:

	Range	Weighted- Average
Capitalization Rate	6.50% to 10.00%	8.10%

The capitalization rate was weighted based on NOI. An increase in the selected capitalization rate of 0.25% would result in a decrease in NAV of approximately $10,849,000. A decrease in the selected capitalization rate of 0.25% would result in an increase in NAV of approximately $11,540,000.

Sales Comparison Approach - The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes. This approach was utilized on two properties which are vacant and were assumed to be purchased by owner-users.

Utilizing the NAV Methodology, including use of the two approaches to value the Company’s real estate assets noted above, and dividing by the 27.6 million fully-diluted shares of the Company's Class C and Class S common stock outstanding on April 30, 2020, Cushman & Wakefield determined a valuation range of $7.00 to $9.30 per share.

Cushman & Wakefield prepared and provided to the Company a report containing, among other information, the range of net asset values for the Company's Class C and Class S common stock as of April 30, 2020 (the “Valuation Report”). On May 20, 2020, our audit committee and all of the other members of our board of directors conferred with management regarding the methodologies and assumptions used in the Valuation Report. On May 20, 2020, our audit committee recommended, and our board of directors unanimously approved, an estimated per share NAV of the Company's Class C and Class S common stock, as of April 30, 2020, of $7.00. Our audit committee recommended that our board of directors use the low end of the valuation range given the continued uncertainty regarding the impact of the COVID-19 pandemic on the economy, whether various state and county government authorities’ ongoing efforts to reopen businesses will be successful, consumer confidence regarding the safety of visiting retail establishments and returning to office environments and the impact on the Company’s real estate properties.

The table below sets forth the calculation of the Company's estimated per share NAV as of April 30, 2020 and December 31, 2019:

	April 30, 2020		December 31, 2019
	Estimated Value	Estimated Per Share NAV	Estimated Value	Estimated Per Share NAV
Real estate properties	$362,178,484	$13.11	$420,455,905	$15.34
Investment in unconsolidated entities:
Santa Clara property tenant-in-common interest	12,558,368	0.45	13,912,063	0.51
Cash, cash equivalents and restricted cash	4,651,999	0.17	6,681,151	0.24
Goodwill	17,320,857	0.63	50,588,000	1.85
Intangibles	6,347,865	0.23	7,700,000	0.28
Other assets	11,314,550	0.41	7,357,889	0.27
Total assets	414,372,123	15.00	506,695,008	18.49

Mortgage notes payable	196,114,236	7.11	200,535,334	7.32
Unsecured credit facility	12,000,000	0.43	7,740,000	0.28
Other notes payable	—	—	5,430,819	0.20
Accrued interest payable	769,450	0.03	1,690,104	0.06
Other liabilities	11,971,855	0.43	9,904,914	0.36
Total liabilities	220,855,541	8.00	225,301,171	8.22
Total estimated net asset value	$193,516,582	$7.00	$281,393,837	$10.27

Fully-diluted shares outstanding (a)	27,629,361		27,403,964

(a) Fully-diluted shares outstanding as of April 30, 2020 and December 31, 2019 includes 3,569,893 shares that would result from conversion of 657,949.5 units of Class M limited partnership interests of RW Holdings NNN REIT Operating Partnership, LP (“Class M OP Units”) and 56,029 units of Class P limited partnership interests of RW Holdings NNN REIT Operating Partnership, LP (“Class P OP Units”) assuming a conversion ratio of five shares of the Company’s Class C common stock for each Class M OP Unit and Class P OP Unit outstanding.

Exclusions from Estimated NAV

The estimated share value approved by our board of directors does not reflect any “portfolio premium,” nor does it reflect an enterprise value of the Company, which may include a premium or discount to NAV for:

•	the size of the Company's portfolio as some buyers may pay more for a portfolio compared to prices for individual investments;
•	the overall geographic and tenant diversity of the portfolio as a whole;
•
the characteristics of the Company's working capital, leverage, credit facilities and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;

•	certain third-party transaction or other expenses that would be necessary to realize the value; or
•	the potential difference in per share value if the Company were to list our shares of common stock on a national securities exchange.

Limitations of the Estimated NAV

As with any valuation methodology, the NAV Methodology used by our board of directors in reaching an estimate of the value of the Company's shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of the Company's shares. In addition, our board of directors’ estimate of share value is not based on the book values of the Company's real estate, as determined by generally accepted accounting principles, as the Company's book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.

Furthermore, in reaching an estimate of the value of the Company's shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, selling costs were not considered by Cushman & Wakefield in the valuation of the properties. Other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of the Company's shares of common stock on a national securities exchange, a merger of the Company, or a sale of the Company's portfolio, were also not included in our board of directors’ estimate of the value of the Company's shares.

As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated per share NAV upon attempting to sell their shares;
•
the Company will be able to achieve, for our stockholders, the estimated per share NAV upon a listing of the Company's shares of common stock on a national securities exchange, a merger of the Company, or a sale of the Company's portfolio; or

•
the estimated per share NAV, or the methodology relied upon by our board of directors to estimate the per share NAV, will be found by any regulatory authority to comply with the Employee Retirement Income Security Act of 1974, the Internal Revenue Code or other regulatory requirements.

Furthermore, the estimated value of the Company's shares was calculated as of a particular point in time. The value of the Company's shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets.

Additional Information Regarding Engagement of Cushman & Wakefield

Cushman & Wakefield was selected by our board of directors to estimate the fair value of the real estate assets and real estate related liabilities associated with the Company’s properties. Cushman & Wakefield's valuation materials provided to the Company do not constitute a recommendation to purchase or sell any shares of the Company's common stock or other securities. The estimated value of the Company's common stock may vary depending on numerous factors that generally impact the price of securities, the financial condition of the Company and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants' financial condition.

In connection with its review, while Cushman & Wakefield reviewed the information supplied or otherwise made available to it by the Company for reasonableness, Cushman & Wakefield assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Cushman & Wakefield, Cushman & Wakefield assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and relied upon the Company to advise Cushman & Wakefield promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In preparing its valuation materials, Cushman & Wakefield did not, and was not requested to, solicit third party indications of interest for the Company in connection with possible purchases of the Company's securities or the acquisition of all or any part of the Company.

In performing its analyses, Cushman & Wakefield made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond Cushman & Wakefield's control and the control of the Company. The analyses performed by Cushman & Wakefield are not necessarily indicative of actual values, trading values or actual future results of the Company's common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties may actually be sold, and such estimates are inherently subject to uncertainty. Our board of directors considered other factors in establishing the estimated value of the Company's common stock in addition to the materials prepared by Cushman & Wakefield. Consequently, the analyses contained in the Cushman & Wakefield materials should not be viewed as being determinative of our board of directors’ estimate of the value of the Company’s common stock.

Cushman & Wakefield's materials were necessarily based upon market, economic, financial and other circumstances and conditions existing as of April 30, 2020, and any material change in such circumstances and conditions may have affected Cushman & Wakefield's analysis, but Cushman & Wakefield does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to April 30, 2020.

For services rendered in connection with and upon the delivery of its valuation materials, the Company paid Cushman & Wakefield a customary fee. The compensation Cushman & Wakefield received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use. In addition, Cushman & Wakefield's compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the Company, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. The Company also agreed to reimburse Cushman & Wakefield for its expenses incurred in connection with its services and will indemnify Cushman & Wakefield against certain liabilities arising out of its engagement.

Offering Price

Class C Common Stock

Commencing on May 29, 2020, we will reopen the public offering of shares of our Class C common stock, and the offering price for shares of our Class C common stock pursuant to the primary portion of our offering will be $7.00 per share. Accordingly, all references to a $10.16 per share primary offering price throughout the Prospectus and all references to a $10.27 per share primary offering price effective as of February 1, 2020 in any supplement to the Prospectus are hereby superseded and replaced with $7.00. All subscriptions for offering shares processed on or after May 29, 2020 will be processed using a $7.00 per share offering price.

Distribution Reinvestment Plan

The following information supplements, and should be read in conjunction with, the section of our Prospectus captioned “Description of Shares – Distribution Reinvestment Plan” beginning on page 140 of our Prospectus, and all similar discussions appearing throughout our Prospectus are supplemented, as appropriate, with the following:

Pursuant to the terms of the Company's distribution reinvestment plan currently in effect (the “DRIP”), distributions (excluding those our board of directors designates as ineligible for reinvestment through the DRIP) will be reinvested in shares of the Company’s Class C common stock at a price equal to the most recently disclosed estimated per share NAV, as determined by our board of directors. Accordingly, commencing with the Company’s next distribution payment on May 26, 2020, shares of the Company's Class C common stock issued pursuant to the DRIP will be issued for $7.00 per share.

A participant may terminate participation in the DRIP at any time by delivering a written notice to the administrator. To be effective for any monthly distribution, such termination notice must be received by the Company at least ten (10) business days prior to the last day of the month to which the distribution relates. Any termination should be provided by written notice.

Stockholders who presently participate in the DRIP do not need to take any action to continue their participation in the DRIP.

Share Repurchase Program

The following information supplements, and should be read in conjunction with, the section of our Prospectus captioned “Description of Shares – Share Repurchase Program” beginning on page 142 of our Prospectus, and all similar discussions appearing throughout our Prospectus are supplemented, as appropriate, with the following:

In accordance with the Company's share repurchase program for our Class C common stock, the per share repurchase price will depend on the length of time the redeeming stockholder has held such shares as follows: less than one year from the purchase date, 97% of the most recently published NAV; after at least one year but less than two years from the purchase date, 98% of the most recently published NAV; after at least two years but less than three years from the purchase date, 99% of the most recently published NAV; and after three years from the purchase date, 100% of the most recently published NAV. The Company will not repurchase any shares pursuant to repurchase requests made during May 2020 since the primary portion of our offering has been closed since May 7, 2020 and the Company does not have sufficient liquidity to fund stock repurchases in the absence of receiving proceeds from our primary offering. Repurchase requests submitted during May 2020 will need to be resubmitted during June 2020 and future share repurchases, if any, will be processed at a repurchase price based on the $7.00 per share NAV.